File Number: 57539-0008

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

June 19, 2008

Application for Relief From Rule 3-05(b) of Regulation S-X

BY COURIER AND FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
U.S.A.
Mail stop 7010

Attention:        Leslie A. Overton, Associate Chief Accountant

Dear Ms. Overton:

STRATEGIC AMERICAN OIL CORPORATION (the "Company")
File No. 333-149070
SEC Comment Letter dated June 12, 2008 with respect to
Amendment No. 3 to Registration Statement on Form S-1 filed on May 23, 2008

We write on behalf of the Company in connection with comment 3 included in the letter (the "Comment Letter") of June 12, 2008 from Staff of the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 3 to the Company's current Registration Statement on Form S-1 (the "Registration Statement") as filed with the Commission by the Company on May 23, 2008.

For your convenience of reference, we reproduce comment 3 below in its entirety:
"3.

We note that you did not comply with prior comment 3, asking that you submit your computations of significance pertaining to your acquisitions of interests in producing oil and gas properties. Although you may identify factors which would not ordinarily lead you to conclude that you acquired a business under Rule 11-01(d) of Regulation S-X, our position is not that an interest in a producing property must have all of the characteristics of a typical business, but rather that it should be evaluated as a business acquisition is evaluated under Rule 3-05 or 8-04 of Regulation S-X, to determine whether financial statements are necessary for investors to adequately evaluate the transaction. Our views on financial statements pertaining to interests in producing oil or gas properties are set forth in SAB Topic 2:D, to which we referred in an earlier comment.

If you do not have the historical information necessary to provide the financial statements that would otherwise be required, since it appears that at minimum your acquired working interests met the investment significance test, we suggest that you contact us by telephone to discuss your situation. We reissue prior comment 3."

The Company appreciates guidance received from Commission Staff to the effect that an acquisition of an interest in a producing oil and gas property should be evaluated as a business acquisition is evaluated under Rule 3-05 or 8-04 of Regulation S-X, to determine whether financial statements are necessary for investors to adequately evaluate the transaction.

The Company's Holt, Strahan and McKay leases (collectively, the "Leases") represented approximately 16% of the Company's total oil and gas properties immediately following their acquisition from Energy Program Accompany, LLC ("EPA"). However, the Leases accounted for approximately 35% of the Company's revenues for the period from inception to July 31, 2007 (and approximately 37% of the Company's revenues for the period from inception to April 30, 2008) . Accordingly, the Company acknowledges that it would ordinarily be required to include in the Registration Statement audited financial statements in respect of the Leases for at least the most recent fiscal year.

The Company wishes to apply to the Commission for a waiver from this requirement for the reasons set forth below. The factual information provided herein relating to the Company has been made available to us by the Company.

We are informed by the Company as follows:

1.        In accordance with industry practice for an acquisition of this size and nature, the Company did not request, nor did EPA provide, any financial records or disclosures concerning EPA's production from the Leases, and due diligence was limited to:

(a)        review by Company personnel of relevant historical well information on file with the Louisiana Department of Natural Resources ("LDNR"), via its SONRIS Lite database and attendance at the LDNR's district office in Monroe, Louisiana, for additional data on production, log copies, well status, environmental issues, plugging, bonding, and the like; and

(b)        lease information provided by EPA was cross-checked by Company personnel against oil and gas lease and deed records maintained at the Parish County Court House in Monroe, Louisiana;

2.        Additional financial due diligence was regarded as unnecessary due, in part, to the fact that oil and gas lease operating costs are largely standardized throughout the industry (with the exception of costs related to unexpected repairs which are specific to a prospect or well or interruptions in operations due to weather);

3.        It is highly unlikely that EPA will provide the Company with its historical financial results in respect of the Leases, particularly if it did not segregate such results from those of its other properties;

4.        EPA is not a public company, and, to the knowledge of the Company, its financial records are not publicly available;

5.        In the Company's view, the wells on the Leases were in need of significant reconditioning work during EPA's period of ownership, and the Company recognized that historical operating results would not provide a meaningful indication of future operating results following completion of the reconditioning work identified by the Company during its due diligence investigation of the Leases as being necessary to increase production; and

6.        In the months following the acquisition of the Leases, the Company incurred approximately $43,000 in capitalized development expenditures and approximately $325,000 in maintenance, reconditioning and operating costs above the anticipated future operating costs of 65% of gross production revenues. Prior to the acquisition, the Leases were producing approximately 7 barrels per day which was increased to approximately 17 barrels per day for the fiscal year ended July 31, 2007 and approximately 16 barrels per day for the nine months ended April 30, 2008.

As part of the maintenance and reconditioning work, the Company reworked the Strahan No. 1, McKay No. 1 and Holt No. 10 and No. 24 wells (i.e., pulled rods, tubing and down hole pumps), repaired and/or replaced worn equipment (rods, tubing downhole pumps), and put the Holt No. 22 back into production (which required the installation of a new down hole pump, rods and tubing in the well). The Company purchased a new surface pumping unit and motor for the Holt No. 22 well, built a new tank battery for the Holt No. 22 and No. 24 wells, with 4 x 300 bbl storage tanks (for salt water and oil storage) along with two oil/water separators. Additionally, the Company built all-weather roads to each well site and tank battery, buried all flow lines from the wells to tank batteries and from the salt water storage tanks to the salt water disposal well, and installed new poles and power lines to supply 440 volt power to all wells. All well or tanks battery sites were also cleaned up (which included removal of old equipment and trash), and the Company took additional steps to ensure that the wells complied with all LDNR rules and regulations, including environmental requirements.

In light of the foregoing, the Company respectfully requests a waiver from the requirement in Rule 3-05(b) of Regulation S-X that its Registration Statement include audited financial statements in respect of the Leases for at least the most recent fiscal year. The historic financial information required to prepare such financial statements is not readily available and, if it were available, will not provide meaningful disclosure to investors in the Company.

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch

for Lang Michener llp

cc:          Mr. Sean Donahue (via fax: 202-772-9368)

cc:          Strategic American Oil Corporation
              Attn: Mr. Randall Reneau, President and CEO